# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Pony AI Inc., CIK 0001969302
CUSIP: 732908108
Title of class of securities: Class A ordinary share, par value $0.0005 per share
Address of issuer's principal executive offices: 1301 Pearl Development Building 1, 1 Mingzhu 1st Street, Hengli Town, Nansh, Guangzhou, China (F4), 511458
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0000937567

## Reporting persons
- ONTARIO TEACHERS PENSION PLAN BOARD: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 21,641,766; sole dispositive power 0; shared dispositive power 21,641,766; aggregate amount beneficially owned 21,641,766 (8.05% of the class)
  Comment: Percent calculation based on 268,857,177 Class A ordinary shares of Pony AI Inc. outstanding as of November 26, 2024, as reported on the Issuer's Form 424B4 filed with the Securities and Exchange Commission on November 27, 2024.
- 2774719 Ontario Limited: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 21,641,766; sole dispositive power 0; shared dispositive power 21,641,766; aggregate amount beneficially owned 21,641,766 (8.05% of the class)
  Comment: Percent calculation based on 268,857,177 Class A ordinary shares of Pony AI Inc. outstanding as of November 26, 2024, as reported on the Issuer's Form 424B4 filed with the Securities and Exchange Commission on November 27, 2024.

## Item 1. Issuer
Name of issuer: Pony AI Inc.
Address of issuer's principal executive offices: 1301 PEARL DEVELOPMENT BUILDING 1, MINGZHU 1ST ST, HENGLI TWN, NANSHA DIST, GUANGZHOU, China, 511458

## Item 2. Person Filing
Name of person filing:
(i) Ontario Teachers Pension Plan Board ("OTPP")
(ii) 2774719 Ontario Limited, a wholly-owned subsidiary of OTPP
Address of principal business office or, if none, residence: Both Reporting Persons: 160 Front Street West, Suite 3200 Toronto, Ontario, M5J 0G4
Citizenship: Both Reporting Persons are incorporated under the laws of the Province of Ontario, Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
21,641,766

The reported securities are owned by 2774719 Ontario Limited, a wholly-owned subsidiary of OTPP. Each of Ms. Olivia Steedman and Mr. Bradley Leufkens may be deemed to have the power to dispose of the shares held by 2774719 Ontario Limited because of a delegation of authority from the President and Chief Executive Officer of OTPP to such persons, and because of a delegation of authority to the President and Chief Executive Officer of OTPP from the Board of Directors of each of OTPP and 2774719 Ontario Limited, and each such person expressly disclaims beneficial ownership of such shares.
Percent of class: 8.05%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 21,641,766
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 21,641,766

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- ONTARIO TEACHERS PENSION PLAN BOARD: /s/ Jonathan Law, Jonathan Law/Managing Director, Corporate & Investments Compliance (02/07/2025)
- 2774719 Ontario Limited: /s/ Jonathan Law, Jonathan Law/Managing Director, Corporate & Investments Compliance (02/07/2025)